Heineken Holding N.V.

03 SEP 22 AM 7:21

Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands
phone +31 (0)20 622 1152
fax +31 (0)20 625 2213

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
USA


03032146

date 11 September 2003

SUPPL

Re: File No. 82-5149

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Dear Sir/Madam,

Enclosed please find the following publications of Heineken Holding N.V.

- Interim-dividend announcement dated 10 September 2003

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

Enclosure

Announcement **File N. 82-5149**

HEINEKEN HOLDING N.V.

registered in Amsterdam

The Management Board of Heineken Holding N.V. hereby gives notice of the decision to distribute an interim dividend of €0.16 per class 'A' and class 'B' share of €2 par value for the financial year 2003.

The interim dividend, less 25% dividend withholding tax, will be made payable with effect from 22 September 2003 at ABN AMRO Bank N.V., Amsterdam and will be made available to shareholders through the depositary institutions holding their shares after the closing of the Amsterdam stock exchange (Euronext Amsterdam N.V.) on 10 September 2003.

Amsterdam, 10 September 2003